UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 01, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Total Voting Rights dated 01 May 2020
Exhibit No. 2	Update on Arrangements for 2020 AGM dated 04 May 2020
Exhibit No. 3	AGM Statement dated 07 May 2020
Exhibit No. 4	New Group Executive Committee appointment dated 11 May 2020
Exhibit No. 5	Director/PDMR Shareholding dated 11 May 2020
Exhibit No. 6	Director Declaration dated 14 May 2020
Exhibit No. 7	Publication of Final Terms dated 22 May 2020
Exhibit No. 8	Director/PDMR Shareholding dated 26 May 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 01, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 May 2020

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 April 2020, Barclays PLC's issued share capital consists of 17,337,615,306 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,337,615,306) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 2

4 May 2020

Barclays PLC (the "Company")

Update on Arrangements for 2020 AGM

Barclays is today updating shareholders on the arrangements for its 2020 AGM, which will be held at 1 Churchill Place, London E14 5HP at 11:00 am on 7 May 2020.

As we announced in our Notice of Meeting, in light of the coronavirus (COVID-19) situation, and in accordance with the UK Government's current guidance on social distancing and prohibition on non-essential travel and public gatherings, shareholders will unfortunately be unable to attend our AGM this year.  We have strongly encouraged shareholders to submit questions to the Board in advance of the AGM and to vote by appointing the chairman of the meeting as their proxy.  We are pleased with the level of engagement this has elicited and responses to the most frequently asked questions across key themes received as at 30 April 2020 have been posted on our website at home.barclays/agm.  In addition, all shareholder questions are being answered individually.

Shareholders are reminded that the deadline for receipt of electronic proxy appointments and signed proxy forms is 11:00 am on Tuesday 5 May 2020.  Further details on how to submit questions and how to vote are set out in our Notice of Meeting, available at home.barclays/agm.

The AGM will be convened at our registered office with the minimum required quorum present, including the Chairman and a limited number of directors and employees, in order to conduct the business of the meeting. Pre-recorded presentations by the Group Chairman and the Group Chief Executive will be available from 9:00am on the day of the AGM at home.barclays/agm.  The usual format of the AGM will be condensed and will include only the formal business of the meeting.  Equiniti will act as scrutineers and the results of the poll votes on the proposed resolutions will be announced, in the usual way, as soon as practicable after the conclusion of the AGM.  Given the meeting format changes, and the need to keep the presence of Barclays employees and third-party contractors to a minimum, no audio webcast will be provided this year.

We very much regret that shareholders will not be able to attend the AGM and are grateful to shareholders for their understanding in these challenging times.  We will continue to engage extensively with our shareholders in the coming months, including in advance of our progress update on our climate change strategy and targets which we plan to provide later this year.

  - ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays

Exhibit No. 3

7 May 2020

Barclays PLC

AGM Statements

Chairman's 2020 AGM statement

Good morning, everybody.

This is my first annual general meeting of Barclays, and it's clearly going to be quite a strange one. I was looking forward to updating you in person on the progress that we've been making in the delivery of our strategy, but instead we find ourselves addressing you remotely, and I am sorry about that. I'm sure you all appreciate, however, the importance of us prioritising everybody's safety and complying with the law, so that we do our bit to slow the spread of this dreadful virus.

We would've preferred, obviously, to be meeting in Glasgow where we are developing a new strategic campus, but we are going to do our best to ensure that shareholders' questions can be answered and that your views are properly represented.

I'd like to start, if I may, by paying a tribute to all of my colleagues in Barclays around the world who have been working so hard to keep the bank running and providing vital support to customers and clients. We have today 80% attendance at our call centres in the UK. We have over 650 branches open for business every day and critical staff working here, as I am at the moment, in our office at Canary Wharf and in other buildings around the country and the world.

Those colleagues and our tens of thousands of people working from home know how important it is to continue to provide essential financial services and support, and all of us are extremely grateful for the dedication that they are showing.

Before I say something about our results for 2019, I would just like to comment on two other aspects of the crisis, how resilient the bank has been and how we are responding to the requirements of customers and clients around the world.

As for resilience, we have been catapulted into the largest-ever test of dynamic working, something none of us were fully prepared for, and I'm very pleased to report that the experiment is working well so far. People at this bank are doing amazing things out of their living rooms, their kitchens, a reminder of how ingenious and inventive we can be. And I hope that we will be able to look back when this period has past and learn some lessons but also take pride in the way in which the organisation and the infrastructure of the bank has stood up.

Secondly, I'd like to just share with you that our main external priority has, of course, been to help the countries where we operate get through the pandemic and get on to the task of economic recovery as quickly as possible. Here in the UK we are participating in many government schemes designed to support businesses and people impacted by the virus. In addition, we have deployed formidable programmes of our own, including offering repayment holidays, waiving banking fees and extending as much credit as we can responsibly manage.

We are also directly helping those vulnerable communities most impacted by the virus through Barclays donating an unprecedented £100 million to charities working to support people through the crisis. The creation of this Barclays Community Impact Fund is a source of great pride for colleagues, pleased to see the bank trying to play its part in alleviating the social effects of COVID-19 as well as some of the economic effects. I know too from feedback that we have had from shareholders that you also are very supportive of this initiative.

Our 2019 results feel like a world away, but I would like to comment on them nonetheless, as they were a clear indication that our strategy is working and that the group has transformed itself considerably over the last few years.

Underlying returns and cost efficiency have improved, and the capital position is now secure. Group return on tangible equity was 9%, in line with the 2019 target. We have strengthened the control environment and dealt with our major legacy conduct issues. At the same time, we are ensuring the operational resilience of the organisation, including our ability to deal with cyber threats, which have unfortunately become part of everyday life.

As you are aware, on the advice of the PRA we did take the difficult decision to cancel the full-year dividend that was due at the beginning of April in respect of 2019, and we know that this had an immediate and unwelcome impact on the shareholders, which of course we deeply regret. But as we have said, the bank has a strong capital base, could well have afforded the payment, but we felt that it was prudent to take the step that we did as part of ensuring that Barclays comes through the crisis strong and resilient.

The board and management remain committed to returning capital to shareholders over time, and I want to place on record that it remains a priority as soon as it is reasonable to do so.

One more word on our financial performance. You would have seen that we reported results for the first quarter of this year last week with the Corporate and Investment Bank's performance improving strongly. As the UK and US retail markets came under pressure, this demonstrated very clearly to us again the benefit of our diversified strategy. We are today a strong British universal bank, and our distinctive model makes us the leading European player in the US, which in today's world has real benefit.

We recognise that there is a lot more to do, and our target remains to produce a group return on tangible equity consistently above 10%. Of course, the global macroeconomic environment, fuelled in large part by the challenges of COVID-19, make this target much more difficult to achieve, but it remains our target and attainable over time.

Let me just return, if I may, to where I started and add a few more words about the relationship between the bank and society as a whole.

Now, there's been a lot of talk over the past few years about corporate purpose, and that's been true also internally at Barclays where we have given an increasing amount of attention to our own purpose and what it should mean in practice for how we operate and the decisions we take, big and small.

We have done a lot of thinking recently about how we can make a real and positive difference to society, and I think this has informed the way in which the bank has responded to the current crisis and to customers and clients. We may not get everything that we do right, but our intention is to get everything that we do right.

This in part builds on the extraordinary breadth and depth of activity undertaken by colleagues to help communities in which we live and work, and I think I have said before how impressed I have been by the depth and feeling behind our citizenship activities.

This also extends to our role in the preservation of our external environment. Barclays can and should play a leading role in tackling climate change. The size and scale of our business means that we can really help accelerate the transition to a low-carbon economy.

Resolution 29 before this meeting sets out a powerful ambition for Barclays to be net-zero by 2050 and commits the group to a strategy with targets for alignment of its entire financing portfolio to the goals of the Paris agreement. I believe that this represents a substantial and necessary step on the journey to Barclays becoming one of the leading banks globally in addressing climate change.

I'm extremely grateful to the shareholders and other stakeholders who have engaged with us so patiently and thoughtfully over recent months as we have developed this new strategy. Along with the rest of the board, I strongly encourage you to vote in favour of this resolution.

I would just like to conclude with a few words of thanks. Again, to thank all of our staff at Barclays for their normal commitment to the company but also the extraordinary commitment which they are showing today. I would like to thank my boardroom colleagues for welcoming me and for the work that we have done together. Finally, I would like to thank Jes and the senior management team for the leadership skills which they deploy on a daily basis today in even more extraordinary circumstances than ever before.

All of these people are making a huge contribution to Barclays' success and will continue to do so however challenging the times ahead of us.

I say also to all of you, to our shareholders, thank you for your patience with us, for the quality of dialogue that we have had, and I wish you all well over the coming months.

Thank you very much for listening.

Chief Executive's 2020 AGM statement

Good morning everyone. First of all, let me say that I hope you and your loved ones have been keeping safe and well in these very challenging times. Second, let me apologise for the fact that, due to the extraordinary circumstances we find ourselves in today, we cannot meet in person this year at our annual general meeting. But, as you know, and I'm sure you appreciate, it's important that we all comply with the law, prioritise each other's safety and wellbeing, and take the steps needed to slow the spread of the Coronavirus.

Whilst the arrangements for today's meeting are consequently not as optimal as we would wish, we nevertheless have worked hard to ensure that your views will be appropriately represented and recorded. That said, let me now offer you my CEO's report.

The last time we met, it was a long time ago in a very different world. Obviously, an event like the Covid-19 pandemic changes priorities and, inevitably, makes individuals and companies like ours focus on what's really important right now.

For us, that means running the bank safely and profitably, helping our customers and clients through the difficulties they face, supporting the UK economy and the communities where we live and work, and taking care of our colleagues around the world. We've been able to do that because of the underlying strength of our business and the resilience of our diversified model. And I've been especially proud of the way my colleagues across Barclays have risen to the challenges of this extraordinary time.

So I want to start today by taking a few minutes to set out how we've been responding to the crisis. Our business touches half the households in the UK. We know that some of our customers are facing very real and very daunting financial challenges. And this is a worrying time for the vast majority, regardless of their circumstances. We've moved quickly to give them the reassurance and support they need.

To give you just a couple of examples, so far Barclays has granted repayment holidays on 100,000 mortgages and on over 69,000 loans. And we're providing an interest-free buffer on overdrafts for 5.4 million customers. And, beyond that, we've reduced and capped charges until at least July. We've waived late payment fees and cash advance fees for eight million Barclaycard customers and granted some 112,000 payment holidays.

655 of our branches remain open across the UK, providing vital banking services, while our teams are fielding some 260,000 calls a week. That's 44 per cent higher than the typical volume. And I'm really pleased that we've been able to proactively identify NHS and key workers among our customer base and move them to the front of call queues as their time is especially precious at this moment.

Getting businesses through this period intact is crucial to give the best chance of a rapid and sustainable economic recovery. And it's also in our shareholders' interests. The UK government has put huge resources into supporting that ambition, and it's the central topic of almost every conversation I have with ministers. It is an unprecedented effort by them, and by the Bank of England. And we're committed to playing our full part to help get that support to the businesses that need it.

We have now approved 5,270 CBILS loans1, with a total value of just over one billion pounds and we expect those numbers to increase rapidly in the coming weeks. So, in addition to the CBILS programme, on Monday, we launched the Bounce Back programme with Her Majesty's Treasury. On the first day, for 20,000 small businesses across the United Kingdom, we approved loans that totalled £670 million. Behind those numbers are stories of businesses and jobs surviving this crisis.

Take the Titanic Brewery, up in Staffordshire. It's a local favourite, selling three million pints in a normal year through its chain of pubs and beyond. We helped them secure a £1 million CBILS loan and put in place a 12-month payment holiday on an existing loan they had with us. That has allowed the business to keep producing and selling beers online, protecting jobs and allowing them to pay their furloughed workers full wages.

Or take the Queensbury Hotel and Olive Tree restaurant in Bath, which I've been to. This is a family-run, four-star hotel that's had to shut its doors due to the Coronavirus. But with our help they were able to get a £450,000 CBILS loan quickly. That loan means that they can cover running costs, their staff are able to be furloughed rather than laid off, and they'll be able to retain their hard-earned Michelin star, which would have been forfeited if they had been in closure.

Make no mistake, interventions like these are making the difference between survival and failure for businesses and we're pleased to be playing our part in keeping them going. We've also been absolutely central, because of our strong investment banking capabilities, to helping larger businesses to access the Bank of England and Treasury's CCFF programme. So far, we have arranged £7.2 billion of commercial paper for UK corporates over the past few weeks, representing 45 per cent of this total market.

In addition to our backing for those government schemes, we've also been able to provide significant help on our own to our business clients. For example, we've waived everyday banking fees and overdraft interest or charges until June for 650,000 of our small business customers. And we've put in place 12-month capital repayment holidays for most SMEs with loans of over £25,000. We're continuing to extend credit to companies and there is £50 billion of lending limits available to our UK clients.

But we're not stopping there, we also continue to evolve our approach and offering to clients big and small, to help them through the crisis. Because it is crucial that we preserve as many businesses and jobs as we can to aid the recovery when it ultimately comes. As you know, Barclays has deep roots in the communities where we live and work, and I'm proud of everything our colleagues do, year-round, to support their local areas, never more so than now.

That includes going above and beyond for our customers, to help them any way we can. Whether that's our colleague, Glynis Wilson, who's in a contact centre in Sunderland. She was helping a customer in dire straits to access charitable support. Then we made a goodwill payment to see that this customer got through a very tight spot. Or our colleague, Heena Mistry in Hyde, ringing vulnerable customers to see how they're doing and then getting an ambulance for an elderly man who was obviously having difficulty breathing. Or our colleague, Caroline Pearson, in Harrow and Edgware branch, helping an 80-year old customer keep a special promise to her grandson by guiding her through buying on his birthday a pair of trainers online. These are just three stories of hundreds up and down the country where our people are working beyond their professional obligations to support vulnerable customers.

We are carrying on delivering our core citizenship programmes, such as Life Skills and Connect with Work, with a particular focus now on helping mitigate the impacts of Covid-19. But we're trying to do even more. For example, where we can, we're now offering colleagues four weeks' paid leave to volunteer to support health or social care work and helping those that are vulnerable.

And we've launched a 100 million Community Aid Package, made up of £50 million in grants for charity partners in the UK and our international markets, and £50 million to match colleague donations. That equates to up to £150 million from Barclays and our colleagues, deployed to help the communities and people hardest-hit by the crisis from providing food to vulnerable families to purchasing protective equipment for NHS staff.

We understand that our fortunes are intertwined with those of the communities and economies we serve. And at time like these, more than ever, our obligation is to support them. And we're going to continue to do that and prioritise that effort through this crisis.

Finally today I want to briefly set out some overall thoughts on our performance, both in 2019 and in the first quarter, which we reported on the 29th April. Barclays finished 2019 in a very good position. The group return on tangible equity, our ROTE, was nine per cent, meeting our target for the year and almost double what it was a couple of years' ago.

We also met the cost guidance we had set out, coming in at the lower end of the range, at £13.6 billion. Our liquidity ratio, at 160 per cent, was among the highest we've ever had. And the bank's CET1 capital ratio, the key measure of our financial strength and stability, stood at 13.8 per cent at year-end, the highest in our company's history.

We were pleased with that performance in and of itself, but more importantly, Barclays was in a really robust state going into what has become an extraordinary period of social and economic stress. The impact of Covid-19 came late in what was, until that point, a pretty good quarter. That said, the performance of the business since then, has demonstrated clearly the resilience of our universal banking model - rooted in diversification by business line and geography and currency.

As we've said in the past, there's a kind of cyclicality between the consumer business and the wholesale business. So in this economic crisis, while you would expect returns were down in Barclays UK and in Consumer Cards and Payments, where their ROTE's went single-digits or below, the Corporate and Investment Bank performed strongly in the first quarter, producing a double-digit return on tangible equity of 12.1 per cent.

And this was particularly done as we supported our clients during a period of extreme volatility in our capital markets business, which roughly doubled its revenue in the first quarter. Sustained cost discipline and positive jaws in our CIB delivered a group cost income ratio of 52 per cent. That's better than our target of less than 60 per cent over time, and our lowest quarterly group cost interim ratio since 2011.

Overall, the group return on tangible equity for the quarter was 5.1 per cent. Given the uncertainty around the developing economic downturn and the low interest rate environment, 2020 is expected to be challenging for our business. That said, we continue to believe that a sustainable group ROTE above 10 per cent is the right target for Barclays and is attainable over time.

Importantly, we've taken a 2.1 billion credit impairment charge in the quarter, of which 1.4 billion is a result of applying a very challenging forecast to our credit models. We think this is very prudent. Even after this, Barclays generated £913 million of profit before tax, three and a half pence of earnings per share, and attributable profit of £605 million in the quarter.

Your group remains well capitalised, with a CET1 ratio of 13.1 per cent. And we will manage our capital position through this crisis in a way which enables us to support customers and clients whilst maintaining an appropriate headroom for regulatory requirements. As you know, in response to a request by the Prudential Regulation Authority, we cancelled the 2019 full-year dividend payment.

The board will make a decision about future dividends and capital returns policy at the end of 2020, when the full impact of Covid-19 on our bank is clear. But let me say, for the avoidance of doubt, there remains a management priority to generate and distribute attractive returns for shareholders and we want to do so again as soon as we can.

So to conclude, and in summary, my colleagues and I are today primarily focused on what matters right now, which is supporting our customers and clients, our communities, and the wider economy, to navigate the pandemic. The strength of our business and the resilience of our model means we can run this bank safely and profitably and provide that support until this crisis passes.

And I believe that your bank will emerge on the other side in a strong position to support the recovery and leave a reputation as having stood with the citizens of Great Britain in this time of crisis.

Thank you.

1 As at Monday 4 May 2020

  - ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made and such statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual financial position, future results, dividend payments, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2019 and our Q1 2020 Results Announcement for the three months ended 31 March 2020 filed on Form 6-K), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit No. 4

11 May 2020

Barclays PLC

Group Executive Committee Appointment

Barclays has appointed Sasha Wiggins to a newly created role as Group Head of Public Policy and Corporate Responsibility.  Ms Wiggins will join the Executive Committee of Barclays, and report directly to the Group Chief Executive, Jes Staley.

In this important new role, Ms Wiggins will be responsible for leading Barclays' efforts in tackling climate change, and for integrating our ambition and commitments to help accelerate the transition to a low-carbon economy into the business - driving the evolution and operational implementation of the Group's extensive new Climate Policy, which was supported overwhelmingly by shareholders at the company's AGM on 7 May.

She will also have accountability for the Group's sustainability and citizenship agendas, and for ensuring the company's societal purpose is present in strategic decision-making at the highest levels in the organisation. This will enable us to deliver the best of Barclays in an effective and collaborative way for the benefit of our people, our shareholders, and the communities in which we operate, as well as for society more broadly. Ms Wiggins will also assume overall responsibility for Corporate Relations and Regulatory Relations.

Ms Wiggins joined Barclays in 2002, progressing through a number of roles in corporate and private banking, and was the CEO of Barclays Bank Ireland, and subsequently Head of East and South East for UK Corporate Banking coverage.  She is currently Group Chief of Staff, a role she has held since 2018.

Commenting on the appointment, Group Chief Executive Jes Staley said:

"Barclays' role in, and engagement with society is critically important to the success and sustainability of the company, and accountability for that agenda should be fully represented at the Executive Management level of the bank. Sasha's broad banking knowledge and, most importantly, her ability to build strong relationships of trust, and engage effectively with diverse stakeholders, make her the ideal candidate for this critically important role."

-ENDS-

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 6927

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays

Exhibit No. 5

11 May 2020

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Global Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s): Number of Shares received
		£1.025 per share	2,341

d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-05-07
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 6

14 May 2020

Barclays PLC

Notification of directors' details

In accordance with Listing Rule 9.6.14(2)R, Barclays PLC (the "Company") confirms that Tim Breedon, an independent Non-Executive Director of the Company, has been appointed to the Board of Directors of Quilter plc as a Non-Executive Director, with effect from 1 June 2020, and will serve on its Board Risk Committee, Board Remuneration Committee and Board Corporate Governance and Nominations Committee.

-Ends-

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays

Exhibit No. 7

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of GBP 500,000,000 3.750 per cent. Fixed Rate Resetting Subordinated Callable Notes due 2030 under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8039N_1-2020-5-22.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 25 February 2020 (as supplemented by the prospectus supplement dated 30 April 2020) which together constitute a base prospectus (the "Prospectus") for the purposes of Regulation (EU) 2017/1129, as amended or superseded.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

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The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

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Exhibit No. 8

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Barclays Wealth Nominees Limited on behalf of the individual set out above.
c)	Price(s) and volume(s)
		Price(s)	Volume(s): Number of Shares sold
		£1.04	137,696

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2020-05-22
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+ 44 (0) 20 7773 2136	+44 (0)20 7116 4755